PURE NICKEL INC.

ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TO BE HELD ON

MARCH 31, 2009

PURE NICKEL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting  of the shareholders of Pure Nickel Inc. (the “Corporation”) will be held at the offices of Heenan Blaikie LLP, 200 Bay Street, South Tower, Royal Bank Plaza, Suite 2600, Toronto, Ontario, Canada, on Tuesday, March 31, 2009 at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to receive the Annual Report of the Corporation which contains the financial statements of the Corporation  for the year ended November 30, 2008 and the auditors’ report thereon;

(b)

to elect directors;

(c)

to reappoint auditors and to authorize the directors to fix their remuneration;

(d)

to consider and, if deemed advisable, approve the continuance of the Corporation, from the Business Corporations Act (Yukon) to the Canada Business Corporations Act, all as described in the attached Management Information Circular; and

(e)

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

The directors of the Corporation have fixed the close of business on February 27, 2009 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting.

DATED at Toronto, Ontario, February 9, 2009.

BY ORDER OF THE BOARD

/s/ ROBERT ANGRISANO

Robert Angrisano

Chairman of the Board of Directors

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, not less than 48 hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

PURE NICKEL INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Pure Nickel Inc. (the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Corporation (“Shareholders”) to be held on March 31, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as of the date hereof, except as otherwise noted herein.  It is expected that the solicitation of proxies will be primarily by mail.  However, proxies may also be solicited by telephone, facsimile or in person by employees of the Corporation.  The total cost of the solicitation will be borne by the Corporation.

The Corporation will pay the reasonable costs incurred by persons who are the registered but not beneficial owners of shares (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, Management Information Circular and form of proxy to the beneficial owners of shares which are registered in the names of such persons.  Payments will be made upon receipt of an appropriate invoice.  The Corporation will furnish to such persons, upon request to the Secretary of the Corporation, 95 Wellington Street West, Suite 900, Toronto, ON, M5J 2N7 (Tel. (416) 644.0066) and without additional cost, additional copies of the Notice of Meeting, Management Information Circular, form of proxy and financial statement request form required for this purpose.

PROXIES AND VOTING

Shareholders who are unable to attend the Meeting in person and who wish to have their shares voted at the Meeting are requested to date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy.  Proxies must be deposited (i) with the Corporation’s transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, North Tower, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment or postponement thereof, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof, in order for the shares represented thereby to be voted at the Meeting or any adjournment or postponement thereof.

The shares represented by any proxy in favour of the nominees of management named therein will be voted for, against or withheld from voting with respect to the matters described herein in accordance with the instructions provided in any such proxy.  In the absence of any specification, such proxies will be voted FOR the election of directors, FOR the appointment of auditors and FOR the continuance of the Corporation under the Canada Business Corporations Act (as set out below).

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  Management knows of no other matters to come before the Meeting other than matters referred to in the Notice of Meeting.  If any matters which are not now known should properly come before the Meeting or if any amendments or variations to the matters referred to in the Notice of Meeting are presented for consideration at the Meeting, the forms of proxy will be voted on such matters, amendments and variations in accordance with the best judgment of the person voting the proxy.

A Shareholder has the right to appoint a person (who need not be a Shareholder) as proxy holder to attend and act on his, her or its behalf at the Meeting other than the representatives of management designated in the enclosed form of proxy.  The Shareholder may exercise this right by inserting the name of the nominee in the space provided in the enclosed form of proxy or may complete another appropriate form of proxy, and in each case delivering the completed proxy in the manner set forth above.

NON-REGISTERED HOLDERS

Only registered Shareholders of common shares of the Corporation or the person(s) they appoint as their proxyholder(s) are permitted to vote at the Meeting.  However, in many cases, common shares beneficially owned by a holder (a “Non-Registered Holder”) are not registered in the name of the holder but are rather registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.  Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.  In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, a form of proxy, the Corporation’s Annual Report and a financial statement request form (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or a “proxy authorization form”) which the Intermediary must follow.  Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information.  In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under “Proxies and Voting” above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other persons’) name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

REVOCATION OF PROXIES

Any Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the principal office of the Corporation, 95 Wellington Street West, Suite 900, Toronto, Ontario, M5J 2N7 (telephone (416) 644-0066) to the attention of the Secretary, on or before the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter upon which a vote has not already been cast pursuant to the authority conferred by such proxy, with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As at the close of business on February 27, 2009 (the “Record Date”), 67,765,559 Common Shares were issued and outstanding.  Each Shareholder is entitled to one vote for each Common Share registered in such holder’s name as at the close of business on the Record Date. All dollar amounts are herein Canadian dollars unless otherwise stated.

The board directors of the Corporation (the “Board”) and the senior officers of the Corporation do not know of any person or company who at the date hereof beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED ON AT THE MEETING

1.

Election of Directors

The number of directors on the board of directors of the Corporation (the “Board”) was set at seven at the Annual and Special Meeting of the Shareholders held on May 30, 2007.  Management proposes to nominate the six persons listed below for election as directors at the Meeting.  Each director will hold office until the next annual general meeting of the Shareholders, unless his office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The following table, the notes thereto and the professional biographies immediately following such table set out the names of the Management nominees; their positions and offices in the Corporation; principal occupations; the period of time that they have been directors of the Corporation; and the number of Common Shares which each beneficially owns or over which control or direction is exercised.  All of the nominees for directors are residents of Canada except for Robert Angrisano and R. David Russell who are residents of the United States.

Name and Municipality of Residence	Director Since	Principal Occupation	Number of Common Shares beneficially owned or controlled(3)

Robert Angrisano Seattle, Washington	1999	Chairman of the Corporation since December 2007; President of the Corporation from 2005 to March 2007; CEO of the Corporation from May 2006 to March 2007; various positions with Microsoft from 1993 to 2004.	2,416,479

Harry Blum(2) Thornhill, Ontario	2007	Managing partner with Collins Barrow Toronto LLP, Chartered Accountants; Managing Partner of DMCT Transaction Services Inc. (which merged with Collins Barrow in 2008) since January 1, 2005.	101,200

David McPherson(1) St. Catharines, Ontario	2007	President & CEO of the Corporation since December 2007; independent consultant from 2006 to December 2007; Vice-President of First Ontario Credit Union from 2001 to 2006.	125,000

R. David Russell(2) Centennial, Colorado	2006	President & CEO of Apollo Gold Corporation from 2002 to present.	50,000

Constantine Salamis Morin Heights, Québec	2007	Mining engineer from 1976 to 1991; founder and currently a director of Manicouagan Minerals.	Nil

W.S. (Steve) Vaughan Toronto, Ontario	2007	Partner with the law firm McMillan Binch Mendelson LLP from February 2002 to 2007 and Partner with the law firm Heenan Blaikie LLP from February 2007 to present.	Nil

_________

Notes:

(1)

  Mr. McPherson served on the Audit, Corporate Governance and Nominating and Compensation Committees until he was appointed CEO of the Corporation in December 2007.

(2)

  Member of Audit, Corporate Governance and Nominating and Compensation Committees.

(3)

  Information with respect to the number of Common Shares held by the directors has been provided by such directors.

Robert Angrisano:

Mr. Angrisano graduated from the University of Oregon with a degree in Business Administration. He retired from Microsoft Corp. in July 2004 after spending more than 11 years in a variety of positions, including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which Nevada Star Resource Corp. acquired in February 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. His principal responsibilities have been guiding companies’ directions and strategies as well as operational management.

Harry Blum:

Mr. Blum, managing partner of Collins Barrow Toronto LLP, Chartered Accountants, has over 20 years of audit, tax and advisory experience. Formerly a senior professional with one of the big four accounting firms, Mr. Blum joined DMCT, LLP in 1992, was admitted to the Partnership in 1995, and that firm merged with Collins Barrow in 2008. He has serviced both public and private companies and his scope of expertise ranges from financial due diligence, structuring purchase and sale transactions, restructurings, initial public offerings, acquisitions, divestitures, carve-outs and spin-offs.  In addition, he has lead teams in the area of income trust conversions, complex tax based transactions and other strategic advisory assignments. Mr. Blum’s clients include major financial institutions, large private and public companies, and private equity funds in both Canada and the United States. Mr. Blum previously served as President and director of Whitmore Resource Corp. from July 13, 2000 to November 22, 2004. Mr. Blum graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

David McPherson:

Mr. McPherson has over 25 years of financial institution experience with a major chartered bank, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community based economic development groups including Niagara Growth Fund, a regional venture capital fund based in Niagara. From 2001 to 2006 Mr. McPherson was a Vice-President with First Ontario Credit Union and led strategy development, product and marketing groups. Since the fall of 2006 he has been self-employed as a management consultant and in December 2007 was appointed President and CEO of the Corporation.

R. David Russell:

Mr. Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell is currently President and CEO and a director of Apollo Gold. Apollo Gold is a gold mining company with operations and exploration projects in Canada, USA and Mexico. Mr. Russell is responsible for all mine operations, exploration and development and for general financial accounting and recording.  Mr. Russell’s past positions include the following: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold.

Constantine Salamis:

Mr. Salamis, a mining engineer, has been involved in numerous mineral exploration and production companies throughout his 50 year career including Falconbridge Nickel, Inco Ltd., SOQUEM and Manicouagan Minerals, a public company he founded in 2004. In addition to Mr. Salamis’ North American experience, overseas he has completed geological evaluation assignments for international agencies including the World Bank and the United Nations.

W.S. (Steve) Vaughan:

Mr. Vaughan is a Partner at the law firm Heenan Blaikie LLP. Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. Mr. Vaughan has a Master of Science Degree in Geology as well as a law degree and has worked in, or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955. He served as a director of Atomic Energy of Canada Limited from 1992 to 1998 and was Chair of its Environmental Committee. Mr. Vaughan has also served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a past member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, none of the proposed directors is, or has been within the last ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties and Sanctions

None of the proposed directors has been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed directors of the Corporation has, within the ten years prior to the date of this Management Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

2.

Reappointment of Auditors

SF Partnership LLP, Chartered Accountants, 4950 Yonge Street, Suite 400, Toronto, Ontario, Canada, M2N 6K1 is the current auditor of the Corporation.  At the Meeting, Shareholders will be requested to reappoint SF Partnership as the independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the auditors’ remuneration.  SF Partnership LLP has been the Corporation’s auditor since April 30, 2007.

The Board recommends a vote “for” the re-appointment of SF Partnership LLP as independent auditor for the Corporation until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Board to fix the auditors’ remuneration.  In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the reappointment of SF Partnership LLP as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditor.

3.

Continuance by the Corporation Under the Canada Business Corporations Act

Background and Reasons for Continuance

The Board of Directors of the Corporation has determined that it would be in the best interests of the Corporation to continue the Corporation under the Canada Business Corporations Act (“CBCA”).

The Corporation is currently governed, as to matters of corporate law, by the Business Corporations Act (Yukon) (“Yukon Act”). A corporation subject to the Yukon Act may, if authorized by special resolution, apply to the Director appointed under the CBCA for a certificate of continuance under the CBCA.  Upon the issuance of a certificate of continuance in respect of the Corporation, the Yukon Act will cease to apply to the Corporation and the CBCA will become applicable to the Corporation as if the Corporation had been incorporated under the CBCA.

The Corporation is seeking the approval and authorization of its shareholders to apply to the Director appointed under the CBCA for a certificate of continuance continuing the Corporation as if it had been incorporated under the CBCA.  The Corporation believes that the continuance of the Corporation will permit the Corporation to take advantage of more modern corporate law procedures provided by the CBCA.  It will also permit the Corporation to amalgamate with its wholly-owned subsidiary, PNI Corp. (also incorporated under the CBCA), which, should the Corporation decide to proceed with the amalgamation, will reduce costs.

At the Meeting, the shareholders of the Corporation will be asked to approve a special resolution authorizing the continuance, the full text of which is attached to this Circular as Schedule “A”.  A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at a meeting of shareholders.  The special resolution:

1

contemplates the continuance of the Corporation to the jurisdiction of Canada under the CBCA;

2

authorizes the making of an application to the Director appointed under the CBCA for a certificate of continuance continuing the Corporation from the Yukon Territory to Canada;

3

authorizes the making of an application to the registrar appointed under the Yukon Act for consent to the continuance of the Corporation from the Yukon Territory to Canada;

4

approves the adoption of CBCA articles of continuance and by-laws, the text of which is attached as Exhibits I and II, respectively, to Schedule “A” to this Circular, to supersede and replace the Corporation’s existing articles and by-laws; and

5

authorizes the abandonment of the Corporation’s application to the Director appointed under the CBCA for the continuance of the Corporation under the CBCA in the absolute discretion of the directors of the Corporation, at any time without further approval, ratification or confirmation by the shareholders of the Corporation.

Articles of Continuance and By-Laws

Upon the continuance becoming effective, the current articles of the Corporation will be replaced with the Articles of Continuance filed pursuant to the CBCA and the current by-laws of the Corporation will be replaced with a new set of by-laws (“New By-Laws”). The forms of the Articles of Continuance and the New By-Laws are attached to Schedule “A” to this Circular as Exhibits I and II, respectively. The principal features of the Articles of Continuance and the New By-Laws are set forth below – please refer to their full text.

Authorized Capital.  The Articles of Continuance provide that the Corporation will be authorized to issue an unlimited number of common shares.

Common Shares. Holders of common shares will be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.  Holders of common shares will be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation in such amounts and payable in such manner as the Board of Directors of the Corporation may from time to time determine. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate rateably in the distribution.

Number of Directors.  The Corporation will be entitled to have a minimum of 4 and a maximum of 11 directors elected to the board under the Articles of Continuance.

Registered Office.  The registered office will be established in the Articles of Continuance as Suite 900, 95 Wellington St. West, Toronto, Ontario M5J 2N7.

Restrictions on Business of the Corporation.  The Articles of Continuance will not place any restrictions on the business that the Corporation may carry on.

Shareholders’ Meeting Quorum. Pursuant to the New By-Laws, a quorum at any meeting of shareholders shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than ten per cent of the votes entitled to be cast thereat.

Electronic Meetings and Delivery of Documents.  The New By-Laws will permit the holding of electronic meetings of the Board of Directors and shareholders of the Corporation and contemplate delivery of documents in electronic format, subject to compliance with applicable law.

Shareholder Protection under the CBCA

The CBCA provides to shareholders substantially the same rights as under the Yukon Act, including rights of dissent and appraisal and rights to bring derivative and oppressive actions. The following is a comparison of some of the principal provisions of the Yukon Act and the CBCA that are relevant to shareholders.  This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the CBCA and their rights under it.  Reference should be made to the full text of both statutes for particulars of the differences.

Sale of Corporation’s Undertaking.  Under the CBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the Yukon Act are substantially the same.

Amendments to Articles of the Corporation. Under the CBCA, any substantive change to the articles of a corporation, such as a change in the name of the corporation, a change in the province in which the corporation’s registered office is situated and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. Where holders of a class of shares are adversely affected by certain proposed amendments, holders of shares of that class (whether or not such shares carry a right to vote) are entitled to vote separately as a class on the proposed amendments. The provisions of the Yukon Act are substantially the same.

By-law Amendments. The CBCA provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any by-laws that regulate the business or affairs of a corporation. However, the directors must submit a by-law, or an amendment or a repeal of a by-law, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the by-law, amendment or repeal.  The provisions of the Yukon Act are substantially the same.

Authorization of Unlimited Number of Shares.  The CBCA permits a corporation to have an unlimited number of shares without par value.  The provisions of the Yukon Act are substantially the same.

Rights of Dissent and Appraisal.  The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares.  The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a long form amalgamation, (d) continue out of the jurisdiction, (e) sell, lease or exchange all or substantially all its property, or (f) carry out a going-private transaction or a squeeze-out transaction.  The dissenting shareholder is required to strictly comply with the provisions of the CBCA in order to exercise this remedy.  The Yukon Act provides similar rights to shareholders but is not available to shareholders in the context of a going-private or a squeeze-out transaction.  See Right of Dissent under the Yukon Act, below.

Oppression Remedies. Under the CBCA, a shareholder has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are conducted in a manner, or the exercise of the directors’ of the corporation’s or any of its affiliates powers, would be oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of.  Under the Yukon Act, the oppression remedy is substantially the same as that in the CBCA.

Shareholder Derivative Actions. Pursuant to the CBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the Yukon Act, derivative actions are dealt with in substantially the same manner as the CBCA.

Financial Assistance.  The CBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation.  The Yukon Act contains provisions that restrict the corporation from doing so except in specified circumstances.

Record Date for Voting.  The CBCA provides for the setting of a fixed record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The Yukon Act does not permit the setting of a fixed record date for voting purposes and a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

Requisition of Meetings.  The CBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the Yukon Act are substantially the same.

Shareholder Communication. The CBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder’s voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement).  In addition, the CBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals, (ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident’s proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time.  The Yukon Act does not contain such broad exemptions to the proxy solicitation rules and, accordingly, shareholder communication is more limited.

Form of Proxy and Information Circular. The CBCA requires that management of a distributing corporation, concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting.  Where management of a corporation solicits proxies, a management proxy circular in prescribed form must also accompany the notice of the meeting.  The Yukon Act contains similar provisions.

Electronic Documents.  The CBCA contains innovative provisions dealing with electronic communication with shareholders. The Yukon Act contains no such provisions.

Place of Meetings. The CBCA provides that meetings of shareholders of a corporation must be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine.  A meeting of shareholders of a corporation may be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the Yukon Act, meetings of shareholders of a corporation must be held at the place within the Yukon provided in the by-laws or, in the absence of such a provision, at the place within the Yukon that the directors determine.  If the articles of the Corporation so provide, meetings of the shareholders may be held outside the Yukon at one or more places specified in the articles.

Electronic meetings.  The CBCA permits any person entitled to attend a meeting of shareholders to participate by means of telephonic, electronic or other communication facilities that permit all participants to adequately communicate with each other.  The CBCA also provides that a meeting may be held entirely electronically if authorized by the by-laws of the corporation.  The Yukon Act does not contain similar provisions.

Quorum of Shareholders.  The CBCA states that, unless the by-laws of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.  The Yukon Act provides for substantially the same quorum requirements.

Shareholder Consent in Lieu of Meeting.  The CBCA provides that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders. The Yukon Act contains substantially the same provisions.

Shareholder Proposals.  The CBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation’s proxy materials, including a requirement that a shareholder have had a continuous minimum level of investment in the corporation for a specified period of time.  No similar requirements are imposed by the Yukon Act.

Duties of Directors. The CBCA provides that, subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Corporation. The Yukon Act simply provides that the directors manage the business and affairs of the Corporation and does not explicitly contemplate supervision.

Directors’ Residency. The CBCA states that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.  At least twenty-five per cent of the directors of a corporation must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian. Furthermore, at least twenty-five percent of the directors present at a meeting of directors must be resident Canadians to properly transact business.  The Yukon Act does not contain any residency requirements for directors.

Removal of Directors.  The CBCA permits the removal of directors by holders of a majority of the shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The Yukon Act contains substantially the same provisions.

The continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation.  The continuance will not result in any change in the business of the Corporation nor in the persons who constitute the Corporation’s Board of Directors and its officers.

In order to authorize the continuance, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass the special resolution authorizing the continuance as set out in Schedule “A” to this Circular (the “Continuance Resolution”). This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by the shareholders who vote in respect thereof. The Board of Directors recommends that shareholders vote in favour of the Continuance Resolution. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote any Common Shares represented by proxies held by them FOR the Continuance Resolution.

Right of Dissent under the Yukon Act

The following description of the rights of shareholders of the Corporation who dissent (“Dissenting Shareholders”) to the Continuance Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Common Shares and is qualified in its entirety by the reference to the full text of Section 193 of the Yukon Act, which is attached to this Circular as Schedule “B”. A shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 193 of the Yukon Act and retain a legal advisor for such purposes. Failure to comply with the provisions of Section 193 of the Yukon Act and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their Common Shares if such shareholder dissents to the Continuance Resolution and the Continuance Resolution becomes effective. Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all Common Shares either held personally by him or her or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only a registered shareholder is entitled to dissent. A shareholder, who beneficially owns Common Shares but is not the registered holder thereof, should contact the registered holder for assistance. In order to dissent, a shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the “Objection Notice”) to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder’s Common Shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his Common Shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgement, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his or her dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance Resolution is approved, the Dissenting Shareholder who sent an Objection Notice, or the Corporation, may apply to the court to fix the fair value of the Common Shares held by the Dissenting Shareholder and the court shall make an order fixing the fair value of such Common Shares, giving judgement in that amount against the Corporation in favour of the Dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the Dissenting Shareholder. If such an application is made by a Dissenting Shareholder, the Corporation shall, unless the court otherwise orders, send to each Dissenting Shareholder a written offer (the "Offer to Purchase") to pay to the Dissenting Shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject Common Shares, together with a statement showing how the fair value of the subject Common Shares was determined.

Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the Dissenting Shareholder’s Common Shares, a Dissenting Shareholder may make an agreement with the Corporation for the purchase of his or her Common Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the Common Shares, the deposit of the share certificates representing the Common Shares, and other matters. If the Corporation is not permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Corporation as to the payment to be made for his Common Shares, notify each Dissenting Shareholder that it is unable lawfully to pay such Dissenting Shareholders for their shares.

Notwithstanding that a judgement has been given in favour of a Dissenting Shareholder by the court, if the Corporation is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her notice of objection in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his or her full rights as a shareholder, failing which he or she retains his or her status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation’s Registered and Records Office in the Yukon Territory, Lackowicz, Shier & Hoffman, Suite 300, 204 Black Street, Whitehorse, Yukon Territory Y1A 2M9, or by the Chairman of the meeting, prior to the commencement or recommencement thereof.

4.

Other Matters

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

COMPENSATION OF DIRECTORS AND OFFICERS

There were four Named Executive Officers of the Corporation during the year ended November 30, 2008: David McPherson, President and CEO, J. Jay Jaski, former Chairman and CEO until he passed away on December 19,     2007, Jeffrey Sherman, CFO, and Jay Richardson, former CFO until his resignation on February 6, 2008.  “Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds  $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Awards		Payouts	All other Compen- sation (S) (i)
					Securities Under Options/ SARs Granted (#) (1)	Common Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts (S) (h)
David McPherson(1)	2008	220,000	120,000	Nil	250,000	Nil	Nil	Nil
Jeffrey D. Sherman(2)	2008	59,250	12,500	Nil	100,000	Nil	Nil	Nil
J. Jay Jaski(3) former Chairman and CEO	2008	28,000	Nil	Nil	Nil	Nil	Nil	Nil
	2007	205,000	9,000	Nil	1,500,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Angrisano(4) former President and CEO	2007	72,170	Nil	Nil	100,000	Nil	Nil	Nil
	2006	80,000	Nil	Nil	Nil	Nil	Nil	Nil
Jay Richardson(5) former CFO	2008	36,000	Nil	Nil	Nil	Nil	Nil	Nil
	2007	48,000	Nil	Nil	250,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

___________

Notes:

(1)

Mr. McPherson became President and CEO of the Corporation on December 20, 2007. Of the salary amount shown, $60,000 was paid as consulting fees for the period January 1, 2008 to March 31, 2008.  He had previously been granted options as a director of the Corporation on 100,000 common shares with an exercise price of $0.90 each on March 27, 2007.  Subsequent to the year-end, on December 17, 2008, he was granted options on 400,000 common shares with an exercise price of $0.06 each.

(2)

Mr. Sherman became CFO of the Corporation on February 6, 2008. Subsequent to the year-end, on December 17, 2008, he was granted options on 25,000 common shares with an exercise price of $0.06 each.

(3)

Mr. Jaski was Chairman and CEO of the Corporation until he passed away on December 19, 2007.

(4)

Robert Angrisano resigned as President and CEO of the Corporation on March 27, 2007, and remained an employee of the Corporation until November 30, 2007.

(5)

Mr. Richardson resigned as CFO on February 6, 2008.

Long-Term Incentive Plan Awards

No Long-Term Incentive Plan awards were made to Named Executive Officers during the year ended November 30, 2008.

Option/SAR Grants during the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended November 30, 2008:

NEO Name	Year	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the ($/Security) Date of Grant	Expiration Date
David McPherson(1) President and CEO	2008	250,000	23.3%	0.26	0.26	April, 21, 2011
Jeffrey D. Sherman(2) CFO	2008	100,000	9.3%	0.31	0.31	February 5, 2011

______________

Notes:

(1)

Mr. McPherson became President and CEO of the Corporation on December 20, 2007.  Subsequent to the year-end, on December 17, 2008, he was granted options on 400,000 common shares with an exercise price of $0.06 each.

(2)

Mr. Sherman became CFO of the Corporation on February 6, 2008. Subsequent to the year-end, on December 17, 2008, he was granted options on 25,000 common shares with an exercise price of $0.06 each.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Year-End Option/SAR Values

The following table sets forth incentive stock options exercised by the Named Executive Officers during the year ended November 30, 2008 as well as the value of stock options held by the Named Executive Officers on November 30, 2008.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at the Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
David McPherson	Nil	Nil	200,000/150,000	Nil/Nil
Jeffrey D. Sherman	Nil	Nil	50,000/50,000	Nil/Nil

Option and SAR Repricings

There were no option/SAR repricings during the year ended November 30, 2008.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. McPherson became President and CEO on December 20, 2007. Under an employment contract that was effective April 1, 2008, Mr. McPherson is paid an annual salary of $240,000, payable monthly. Under the contract, he also receives a monthly car allowance of $1,500, and premiums for life and disability insurance paid for by the Corporation. In the event of termination without cause or if a terminating event occurs because of a change in control of the Corporation (or similar event, as defined in the contract), Mr. McPherson receives a minimum of 24 months’ salary plus $100,000.

Under the terms of an employment agreement, dated February 1, 2008, as amended, Mr. Sherman is paid an annual salary of $67,000, and received 100,000 share options exercisable at $0.31, half vesting February 5, 2008, the balance vesting one year later.

Under the terms of an employment agreement dated August 1, 2007 with the Corporation, Mr. Jaski was employed as Chairman and CEO until he passed away on December 19, 2007.  Mr. Jaski received an annual salary of $300,000 payable monthly, with the salary payable either in cash or Common Shares at the average closing market price for the five trading days prior to the date of the payment of the salary.  That agreement terminated upon the untimely death of Mr. Jaski on December 19, 2007.

Pursuant to a consultant agreement dated September 1, 2006, as amended, with Manaca Inc., a corporation controlled by Mr. Richardson, he was retained as CFO and received an annual consulting fee of $72,000, payable monthly.   On February 6, 2008 Mr. Richardson resigned as CFO, and remained as a consultant for the same fee until June 30, 2008.

Composition of the Compensation Committee

The members of the Compensation Committee are Harry Blum (Chair) and R. David Russell.  David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Corporation.  The Board expects to appoint a third member of to the Compensation Committee in due course.

Report on Executive Compensation

Each executive officer receives a base salary, which constitutes the largest share of the officer’s compensation package.  Base salary is recognition for discharging job responsibilities and reflects the officer’s performance over time, as well as that individual’s particular experience and qualifications.  An officer’s base salary is reviewed by the Compensation Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years.  See the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”.  Officers are also eligible to receive discretionary performance bonuses as determined by the Board, based on each officer’s responsibilities and performance, his or her achievement of corporate objectives and the Corporation’s financial performance.

In addition, officers are eligible under the Existing Plan and will be eligible under the New Plan to receive grants of stock options.  The Existing Plan and the New Plan (collectively, the “Plans”) are an important part of the Corporation’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Common Shares over a stated period of time.  The Plans are intended to reinforce commitment to long-term growth in profitability and shareholder value.  The size of stock option grants to officers is dependent on each officer’s level of responsibility, authority and importance to the Corporation and the degree to which such officer’s long-term contribution to the Corporation will be key to its long-term success.

The composition and role of the Compensation Committee is discussed below under the heading “Compensation”.

Compensation of the Chief Executive Officer

In late 2007, the Compensation Committee engaged Akcessia Consulting Inc. to undertake a broad-based compensation study of junior exploration companies.  Akcessia reviewed the compensation plans for 70 comparable companies and considered base salaries, bonuses, other compensation, and options of the CEOs of such companies.  The Compensation Committee reviewed the study in detail and structured a recommendation as a result of its review.  The Board is of the view that the compensation of the Chief Executive Officer reflects market compensation practices.

Submitted by:

Harry Blum (Chair);

R. David Russell.

Performance Graph

As at November 30, 2008, the following graph shows the total cumulative return on a $100 investment on November 30, 2003 in common shares of Pure Nickel Inc, compared to the S&P/TSX 300 Composite Index (assuming reinvestment of dividends) over the five year period ended November 30, 2008.  Note that the data points only record the value at November 30 each year, so that fluctuations during the years are not shown.

Compensation of Directors

Compensation for outside directors is set at $600 per director for each meeting, and $750 for the Chairman of any committee. In addition each director was granted options for 100,000 common shares exercisable at $0.26 each, on April 21, 2008.  During the year, the Corporation incurred legal expenses with a firm of which a director, Mr. W. S. Vaughan was a principal, of $255,666, and paid David McPherson $60,000 and Robert Angrisano $19,037 for consulting services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

As of November 30, 2008, the securities authorized for issuance under the equity compensation plan of the Corporation, being the Existing Plan, were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (c)
Equity compensation plans approved by security holders	4,175,000	$0.83	2,601,555
Equity compensation plans not approved by security holders	nil	n/a	n/a
Totals	4,175,000	$0.83	2,601,555

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIORS OFFICERS

None of the directors, executive officers or senior officers of the Corporation, and none of the associates or affiliates of any of the foregoing, is currently indebted to the Corporation or was indebted to the Corporation at any time since the beginning of the Corporation’s most recently completed fiscal year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, there have been no material transactions entered into since the beginning of the Corporation’s last completed fiscal year, or proposed to be entered into by the Corporation that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation or its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and the management of the Corporation consider good corporate governance to be central to effective and efficient operations.  Through the Corporate Governance and Nominating Committee, the Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard.  The Board is satisfied that the Corporation’s governance plan is consistent with legal and stock exchange requirements. In recent years, there have been several changes to the corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines, both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the TSX.  Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices.  This information is set out in Schedule “C” to this Circular.  In addition, the Corporation’s Corporate Mandate is attached hereto as Schedule “D”.

Audit Committee

The members of the Audit Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became President and CEO of the Corporation. The Board will appoint a third member of the Audit Committee in due course. All current members of the Audit Committee meet the independence criteria set out in Multilateral Instrument 52-110 – Audit Committees, and the Corporate Governance Guidelines.  The responsibilities and operation of the Audit Committee are set out in the charter of the Audit Committee, the text of which is available on SEDAR at www.sedar.com and on the Corporation’s web site at www.purenickel.com.  A description of the relevant education and experience of each Audit Committee member, the Audit Committee’s policy regarding pre-approval of audit and non-audit services, and the fees paid by the Corporation to its auditors for audit, audit-related and non-audit services can be found in the AIF under the section entitled “Audit, Governance and Compensation Committee”.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the fiscal year ended November 30, 2008 are available on SEDAR or shareholders may request copies to be sent to them without charge by contacting the Corporate Secretary of the Corporation at (416) 644-0066.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the most recently completed financial year.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board.

DATED as of February 9, 2009

BY ORDER OF THE BOARD

/s/ ROBERT ANGRISANO

Robert Angrisano

Chairman of the Board of Directors

SCHEDULE “A”

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF PURE NICKEL INC.

CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1

the continuance of the Corporation under the Canada Business Corporations Act on substantially the terms and conditions set out in the Management Information Circular of the Corporation dated February 9, 2009 is hereby authorized and approved;

2

any director or officer of the Corporation is hereby authorized and directed to make application pursuant to Section 187 of the Canada Business Corporations Act to the Director thereunder and to the registrar under the Business Corporations Act (Yukon) to continue the Corporation as if it had been incorporated under the Canada Business Corporations Act;

3

the articles of the Corporation are hereby amended by substituting all of the provisions thereof with the provisions set out in the Articles of Continuance a copy of which is annexed hereto as Exhibit I, with any amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the Canada Business Corporations Act and the requirements of the Director thereunder, and that such Articles of Continuance are hereby approved;

4

any one director or officer of the Corporation is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents, and instruments, including, without limitation, the instrument of continuance, articles of continuance, by-laws and any forms prescribed by the Canada Business Corporations Act or the Business Corporations Act (Yukon) as in his or her opinion may be necessary or desirable for the implementation of this resolution;

5

effective upon the issuance of such certificate of continuance, the General By-Law of the Corporation attached hereto as Exhibit II is hereby adopted and approved; and

6

the directors of the Corporation may, in their absolute discretion, abandon the application for the continuance of the Corporation under the Canada Business Corporations Act at any time without further approval, ratification or confirmation by the shareholders of the Corporation.

EXHIBIT I TO SCHEDULE “A”

ARTICLES OF CONTINUANCE

Industry Canada / Industrie Canada
Corporations Canada / Corporations Canada

**Form 2**

# Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
*(Sections 19 and 106 of the* ***Canada Business Corporations Act (CBCA)****)*

Changes to the registered office or the board of directors are to be made by filing Form 3 — Change of Registered Office Address or Form 6 — Changes Regarding Directors.

## Instructions

4 At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian resident (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA). If the space available is insufficient, please attach a schedule to the form.

5 **Declaration**

In the case of an incorporation, this form must be signed by the incorporator. In the case of an amalgamation or a continuance, this form must be signed by a director or an officer of the corporation (subsection 262.(2) of the CBCA).

## General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

**If you require more information**, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

File documents online
(except for Articles of Amalgamation):
**Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca**

Or send documents by mail:
**Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile:
**613-941-0999**

### 1 Corporation name

Pure Nickel Inc.

### 2 Address of registered office (must be a street address, a P.O. Box is not acceptable)

95 Wellington Street West, Suite 900
NUMBER AND STREET NAME

| CITY | PROVINCE/TERRITORY | POSTAL CODE |
|---|---|---|
| Toronto | Ontario | M5J 2N7 |

### 3 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

NUMBER AND STREET NAME

CITY | PROVINCE/TERRITORY | POSTAL CODE

### 4 Members of the board of directors

| FIRST NAME LAST NAME | RESIDENTIAL ADDRESS (must be a street address, a P.O. Box is not acceptable) | CANADIAN RESIDENT (Yes/No) |
|---|---|---|
| Robert Angrisano | 10735 Stone Avenue North, Seattle, WA, United States 98133 | No |
| Harry Blum | 55 Riverside Blvd., Thornhill, ON, Canada L4J 1H8 | Yes |
| R. David Russell | 7602 South Ensenada Court, Centennial, CO, United States 80016 | No |
| William Stearns Vaughan | 72 Inglewood Drive, Toronto, ON, Canada M4T 1H3 | Yes |
| David McPherson | 75 October Drive, St. Catherines, ON, Canada L2N 6JA | Yes |

### 5 Declaration

I hereby certify that I have relevant knowledge and that I am authorized to sign and submit this form.

SIGNATURE

Jeffrey Sherman
PRINT NAME

(416) 644-0066
TELEPHONE NUMBER

**Note:** Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

23

IC 2904 (2006/12)

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

**Form 2**

# Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
*(Sections 19 and 106 of the Canadian Business Corporations Act (CBCA)*

## Annex

### Instructions

[4] At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian residen (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA). If the space available is insufficient, please attach a schedule to the form.

**4 Members of the board of directors**

| FIRST NAME LAST NAME | RESIDENTIAL ADDRESS (must be a street address, a P.O. Box is not acceptable) | CANADIAN RESIDENT (Yes/No) |
|---|---|---|
| Constantine Salamis | 21 Seale Road, Morin Heights, Quebec J0R 1H0 | Yes |
| | | |
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24

Industry Canada | Industrie Canada

Canada Business Corporations Act (CBCA) | Loi canadienne sur les sociétés par actions (LCSA)

# FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)

# FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

**Form 11**

1 -- Name of the Corporation / Dénomination sociale de la société

Pure Nickel Inc.

2 -- The province or territory in Canada where the registered office is situated (do not indicate the full address) / La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

Province of Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 4 Maximum: 11

Minimal : Maximal :

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- (1) If change of name effected, previous name / (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

N/A

(2) Details of incorporation / (2) Détails de la constitution

Date: 1987-04-29, Jurisdiction: British Columbia

8 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The attached Schedule I is incorporated into this form.

9 -- **Declaration:** I hereby certify that I am a director or an officer of the corporation.

**Déclaration :** J'atteste que je suis un administrateur ou un dirigeant de la société.

| Signature | Printed Name - Nom en lettres moulées |
|---|---|
| | Jeffrey Sherman |

**Note:** Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000.00 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

**Nota :** Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

IC3247 (2008/09), Page 1

21

Canada

SCHEDULE 1 TO THE ARTICLES OF CONTINUANCE

OF PURE NICKEL INC.

1

The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

2

The directors are authorized to appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third the number of directors elected or appointed at the last annual meeting of shareholders.

EXHIBIT II TO SCHEDULE “A”

GENERAL BY-LAW

A by-law relating generally to the transaction of the business and affairs of

PURE NICKEL INC.

DIRECTORS

1.

Calling of and notice of meetings

Meetings of the board will be held on such day and at such time and place as the Chairman, President, Secretary of the Corporation or any two directors may determine.  Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held.  Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.

Place of meetings

Meetings of the board may be held at any place within or outside Canada and in any financial year of the Corporation it shall not be necessary for a majority of the meetings of the board to be held at a place within Canada.

3.

Quorum of directors

At any meeting of directors, a quorum shall be a majority of the directors then in office.

4.

Votes to govern

At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.

5.

Interest of directors and officers generally in contracts

No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Canada Business Corporations Act.

SHAREHOLDERS’ MEETINGS

6.

Quorum

A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holder or holders of 5% of the shares entitled to vote at the meeting are present in person or represented by proxy.

7.

Meetings by telephonic or electronic means

A meeting of the shareholders may be held by means of a telephonic, electronic, web-based or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.

Proxies

To the extent permitted by the Canada Business Corporations Act, the directors may from time to time pass resolutions regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned or postponed meeting of shareholders is to be held and for particulars of such instruments to be sent in writing or otherwise communicated by such electronic means that is capable of producing a written copy or report before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars, recognizing any electronic method of indicating assent to such an instrument as proper execution or authorization by the maker thereof, and providing that instruments appointing a proxy so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such resolutions shall be valid and shall be counted.  The chairman of any meeting of shareholders may, subject to any resolutions made as aforesaid and applicable law, in his or her discretion accept written or electronic communication that is capable of producing a written copy or report, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written or electronic communication accepted by the chairman of the meeting shall be valid and shall be counted.

9.

Postponement or cancellation of meetings

A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

10.

Procedures at meetings

The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order.  Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

11.

Indemnification of directors and officers

The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

12.

Indemnity of others

Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 11, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgements, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.  The termination of any action, suit or proceeding by judgement, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

13.

Right of indemnity not exclusive

The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.

14.

No liability of directors or officers for certain matters

To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

15.

Banking arrangements

The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

16.

Execution of instruments

Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two persons each of whom is an officer or director of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality.  The board is authorized from time to time by resolution:

(a)

to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b)

to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation’s behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term “contracts, documents or instruments in writing” as used in this General By-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

17.

Method of Giving Notices

Any notice, communication or document to be given, sent, delivered or served pursuant to the Canada Business Corporations Act, the regulations thereunder, the articles, the by-laws or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s recorded address or if mailed to the person at the person’s recorded address by prepaid ordinary or air mail or if sent to the person at the person’s recorded address by any means of prepaid transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that is capable of producing a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or electronic communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.

18.

Waiver of notice

A shareholder, proxyholder, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Canada Business Corporations Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default or defect in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the directors or of a committee of the board of directors which may be given in any manner.

19.

Invalidity of any provisions of this by-law

The invalidity or unenforceability of any provision of this General By-law will not affect the validity or enforceability of the remaining provisions of this General By-law.

20.

Omissions and errors

The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

21.

Interpretation

In this General By-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “board” means the board of directors of the Corporation; “Canada Business Corporations Act” means Canada Business Corporations Act, R.S.C. l985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this General By-law have the meanings attributed to them in the Canada Business Corporations Act; and “meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders.

REPEAL AND EFFECTIVE DATE

22.

Repeal

By-law No. 1 of the Corporation is repealed as of the coming into force of this General By-law provided that such repeal will not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal.  All officers and persons acting under any by-law so repealed will continue to act as if appointed by the directors under the provisions of this General By-law or the Canada Business Corporations Act until their successors are appointed.

23.

Effective Date

The General By-law shall come into force on the date of issue of a certificate of continuance continuing the Corporation under the Canada Business Corporations Act.

 /s/

David McPherson

/s/

Lisa Buchan

_______________________________

________________________________

President and Chief Executive Officer

Secretary

SCHEDULE “B”

SHAREHOLDER’S RIGHT TO DISSENT

UNDER THE BUSINESS CORPORATIONS ACT (YUKON)

Shareholder's right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

 amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

 amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)

 amalgamate with another corporation, otherwise than under section 186 or 189,

(d)

 be continued under the laws of another jurisdiction under section 191, or

(e)

 sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may Dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A Dissenting Shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

(5) A Dissenting Shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

 at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

 if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)

 by the corporation, or

(b)

 by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each Dissenting Shareholder

(a)

 at least ten days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

 within ten days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)

 be made on the same terms, and

(b)

 contain or be accompanied by a statement showing how the fair value was determined.

(10) A Dissenting Shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.

(11) A Dissenting Shareholder

(a)

 is not required to give security for costs in respect of an application under subsection (6), and

(b)

 except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a)

 joining as parties all Dissenting Shareholders whose shares have not been purchased by the corporation and for the representation of Dissenting Shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b)

 the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

 the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

 the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

(e)

 the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

 the service of documents, and

(g)

 the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a)

 fixing the fair value of the shares in accordance with subsection (3) of all Dissenting Shareholders who are parties to the application,

(b)

 giving judgement in that amount against the corporation and in favour of each of those Dissenting Shareholders, and

(c)

 fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a)

 the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

 the making of an agreement under subsection (10) between the corporation and the Dissenting Shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)

 the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)

 the shareholder may withdraw his dissent, or

(b)

 the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within ten days after

(a)

 the pronouncement of an order under subsection (13), or

(b)

 the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

(19) Notwithstanding that a judgement has been given in favour of a Dissenting Shareholder under paragraph (13)(b), if subsection (20) applies, the Dissenting Shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a Dissenting Shareholder under this section if there are reasonable grounds for believing that

(a)

 the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

 the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE “C”

NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.

Board of Directors

(a)

Disclose the identity of the directors who are independent.

The following three directors are independent: Harry Blum, Constantine Salamis and R. David Russell.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Three members of the Board are not independent. The Board has determined that Mr. Angrisano is not independent since he was the President and CEO of the Corporation and a sufficient period of time since then has not yet elapsed since his resignation.  The Board has determined that Mr. McPherson is not independent because he is President and CEO of the Corporation. The Board has determined that Mr. W.S. (Steve) Vaughan is not independent because his firm provides legal services to the Corporation.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of directors qualify as independent directors pursuant to NI 58-101 and by establishing committees which are comprised of a majority of independent members and, in the case of the Audit Committee, comprised entirely of independent directors.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three out of six directors are independent.  The Board is of the view that three independent members is satisfactory and that that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation's management.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Harry Blum	First Metals Inc.
Constantine Salamis	Manicouagan Minerals
R. David Russell	Apollo Gold Corporation Calais Resources Inc.
W.S (Steve ) Vaughan	Western Troy Capital Resources Inc. Weda Bay Minerals Apollo Gold Corporation Ginguro Exploration Inc. Copper Mesa Mining Corporation formerly, Ascendant Copper Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings describe what the Board does to facilitate open and candid discussion among its independent directors.

The Board and its committees meet as necessary in the absence of the President and CEO and other members of management.  Since the beginning of the fiscal year ended November 30, 2008, the independent directors of the Board held 10 such meetings.  The Audit Committee also holds in camera sessions with only the external auditors present.

(f)

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

As noted above, the chair of the Board is not an independent director.  The Board plans to appoint an independent lead director in due course.

(g)

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

Since the beginning of the fiscal year ending November 30, 2008, the Board held 10 meetings.  The following chart shows the attendance record of each director at such Board meetings:

P = Present A = Absent Board Meeting Date	D. McPherson	R. Angrisano	W.S. Vaughan	H. Blum	J . Jaski	C. Salamis	R.D. Russell
2007-12-10	P	P	P	P	P	P	P
2007-12-20	P	P	P	P	N/A	P	P
2008-01-24	A	P	P	P	N/A	P	P
2008-02-26	P	P	A	P	N/A	P	P
2008-003-03	P	P	P	A	N/A	P	P
2008-04-03	P	P	P	P	N/A	P	P
2008-05-13	P	P	A	P	N/A	A	A
2008-06-19	P	P	A	P	N/A	P	P
2008-19-18	P	P	P	P	N/A	P	P
2008-10-14	P	P	A	P	N/A	P	P

Board Mandate

Disclose the text of the Board’s written mandate.  If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

See attached Schedule “D”.

2.

Position Description

(a)

Disclose whether or not the Board has developed written position descriptions for the Chairman and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly described how the Board delineates the role and responsibilities of each such position

The Board has developed written position descriptions for the Chairman and the chair of each Board committee.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

3.

Orientation and Continuing Education

(a)

Briefly describe what measures the Board takes to orient new directors regarding.

(i)

the role of the Board, its committees and its directors; and

(ii)

the nature and operation of the issuer’s business.

Due to the size of the Board, no formal program exists for the orientation of new directors. Upon joining the Board, new directors will be given access to all of the background documents of the Corporation, including all corporate records, by-laws, corporate policies, organization structure and prior Board and committee minutes. Candidates for election to the Board will have been allowed the opportunity to review appropriate portions of such material prior to their having indicated their consent to stand for election as directors, in order to assess their suitability as directors.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program exists for director of the Corporation. As part of continuing education, the Board will receive management presentations with respect to the operations and business risks as needed. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

4.

Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

The Board has adopted a Code of Business Conduct and Ethics applicable to the directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on the website at www.purenickel.com.

(ii)

describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code;

When situations of non-compliance with the code become known to management, management would intend to take appropriate disciplinary actions.  Management is required to report violations of the code and any actions that it has taken to the Corporate Governance Committee.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have not been any material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors recuse themselves from discussions where they have a conflict of interest or may be perceived to have a conflict of interest.  The Chair may also request that a director recuse himself or abstain from voting on an issue if he feels that there may be a conflict.

(c)

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

In addition, the Audit Committee is considering adopting a “Whistleblower Program” which would provide employees, management, officers, directors, contractors, consultants and committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal controls or auditing matters, including, but not limited to, unethical or  unlawful accounting policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud.

5.

Nomination of Directors

(a)

Describe the process by which the Board identifies new candidates for Board nomination.

The Board has appointed a Corporate Governance and Nomination Committee whose members, Harry Blum (Chair) and R. David Russell, have been determined to be independent. The Board has delegated responsibility to the Corporate Governance and Nomination Committee to recommend to the Board suitable candidates as nominees for election or appointment as directors. Due to the small size of the Board, it is anticipated that the committee will canvass all of the members of the Board for their input prior to making a recommendation to the Board. In identifying new candidates for Board nomination, the committee considers, among other things:

(i)

the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(ii)

the competencies and skills that the Board considers each existing director to possess;

(iii)

the competencies and skills each new nominee will bring to the boardroom; and

(iv)

whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Nomination Committee has adopted a written charter which is available on the Corporation’s website at www.PureNickel.com and upon request to the Corporation’s Corporate Secretary.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is composed entirely of independent directors.

(c)

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See response to 5(a) above.

6.

Compensation

(a)

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors and the Chief Executive Officer (“CEO”) of the Corporation in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to the Board in respect of compensation issues relating to directors and the CEO of the Corporation.

Meeting compensation for outside directors is set at $600 per director and $750 for Committee Chairman. In addition, during the fiscal year, each outside director was granted options on 100,000 shares at an exercise price of $0.26 each. The committee reviewed and approved the compensation paid to our CEO for the fiscal year ended November 30, 2008 set forth under the heading “Executive Compensation”. Such base annual compensation was determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the resource industries of competitive salaries paid to executive officers.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board does have a Compensation Committee composed entirely of independent members.

(c)

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Corporation. The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.PureNickel.com.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not applicable

7.

Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Not applicable

8.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

At the present the assessment process is informal.  The Board intends to establish more formal processes in due course.

SCHEDULE “D”

PURE NICKEL INC.

CORPORATE MANDATE

Mandate of the Board of Directors

Pursuant to the Business Corporations Act (Yukon), the Board of Directors (the “Board”) is required to supervise the management of the affairs and business of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities:

(a)

The Board monitors financial performance and considers, reviews and approves all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financing. The Board expects the Corporation’s senior officers to manage the business of the Corporation on a day-to-day basis and to keep the Board informed of all significant developments affecting the Corporation. The Board receives from management regular reports on the Corporation’s compliance with various legal requirements and internal control procedures, operational/management reports and any other relevant reports.

(b)

The Corporation’s overall strategy is developed by management and is reviewed annually by the Board which considers the business and political risks and opportunities inherent in it.

(c)

The Board identifies the principal risks to the Corporation, and reviews and assesses the methods and systems for managing such risks. In particular, the Audit Committee is responsible for reviewing the adequacy of the Corporation’s systems for identifying and managing financial risks.

(d)

The Board regularly considers the integrity, quality and continuity of management required to achieve the Corporation’s goals. The Board is responsible for reviewing succession planning, senior management development and the performance of management against their annual objectives. Annually, the Compensation Committee measures management’s performance and total compensation against the objectives set in the annual budget.

(e)

The Board annually reviews the Corporation’s relations with shareholders, employees, financial analysts, the media and other stakeholders. The Corporation’s goal is to outline procedures and practical guidelines for public disclosure and dissemination of material and non-material information about the Corporation and its subsidiaries. Senior officers are often available to shareholders and, through the investor relations function, they aim to provide clear and accessible information on the Corporation’s operations and investments. The President and CEO is responsible for ensuring the consistency and accuracy of information released to analysts and others and that all such information is in the public domain.

(f)

The Audit Committee reviews and provides recommendations to the Board on the adequacy of the internal controls. Management and external auditors provide to the Audit Committee regular reports on the Corporation’s control environment. The internal control procedures are reviewed in detail to ensure they meet the new rules and standards.

Composition of the Board of Directors and Relationship to Significant Shareholder

The Corporation currently has six directors, three of whom, Constantine Salamis, Harry Blum, and R. David Russell qualify as unrelated directors and are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Corporation. David McPherson and Robert Angrisano, qualify as related directors due to their management positions now held or previously held respectively with the Corporation. The Board is of the view that three unrelated directors are appropriate to facilitate effective decision-making.

The Corporation does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Corporation for the election of directors.

Board Independence

The Chairman and the President and CEO of the Corporation are active and central members of the Corporation. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management.

Committees of the Board of Directors

There are currently three standing committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (the “Committees”).  At present, the Committees have common members and operate as one committee.

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3) financial statements provided by the Corporation to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements.  The Audit Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent.  The Audit Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Corporation.  The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans.  The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent.  The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Corporate Governance and Nominating Committee was established to assist the Board in its responsibilities relating to reviewing the Corporation’s operational compliance with applicable legal requirements and sound ethical standards. The Corporate Governance and Nominating Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Corporate Governance and Nominating Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Corporate Governance Principles

The Board is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. In that regard, the Board has adopted a Corporate Governance and Nominating Committee Charter and Corporate Governance Principles to provide an effective corporate governance framework for the Corporation, intending to reflect a set of core values that provide the foundation for the Corporation’s governance and management systems and its interactions with others.  A copy of the Corporate Governance Charter and the Corporate Governance Principles are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Compensation

The Board set meeting compensation for directors at $600 per outside director for each meeting and $750 for the chairman of each Committee.

Code of Ethics

The Corporation has adopted a Code of Conduct and Ethics for its officers, employees and consultants, and a Financial Management Code of Conduct for its CEO, CFO and senior financial personnel.  These Codes are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Corporation to the President and CEO. Prior approval by the Board is also required in many specific instances under the Business Corporations Act (Yukon), securities legislation and the by-laws, rules and policies of the TSX.

Shareholder Feedback and Concerns

The Corporation presently conducts an active shareholder relations program under the direction of its President and CEO. The program involves meeting with investors, brokers and analysts with respect to announcements by the Corporation. Shareholders are informed of developments in the Corporation by the issuance of timely press releases.

Management of the Corporation routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Corporation or the Board.

Expectations of Management

The Board expects management of the Corporation to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board intends to set expectations of management both over the next financial year and in the context of the Corporation’s long-term goals.  Each quarter, the Board reviews management’s progress in meeting these expectations.

Public Disclosure

This mandate shall be included on the Corporation’s website and the mandate and/or a reference thereto may be included in the Corporation’s public continuous disclosure record as may be required by applicable securities laws or as deemed advisable by management of the Corporation.